SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Bob Evans Farms, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

096761101
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096761101	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,601,361 shares of Common Stock (including options to purchase 337,700 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 8 of 10 Pages

This Amendment No. 16 (“Amendment No. 16”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2013 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 12, 2013 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on December 6, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on December 10, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on January 14, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on January 31, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on March 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on March 18, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on April 24, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on July 3, 2014 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on September 24, 2014 (“Amendment No. 10” ), Amendment No. 11 to the Original Schedule 13D, filed with the SEC on July 1, 2015, Amendment No. 12 to the Original Schedule 13D, filed with the SEC on December 4, 2015, Amendment No. 13 to the Original Schedule 13D, filed with the SEC on December 23, 2015 (“Amendment No. 13”) Amendment No. 14 to the Original Schedule 13D, filed with the SEC on March 4, 2016 (“Amendment No. 14”), and Amendment No. 15 to the Original Schedule 13D, filed with the SEC on September 22, 2016, (“Amendment No. 15,” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 15, and this Amendment No. 16, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Bob Evans Farms, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 16 have the meanings set forth in the Schedule 13D. This Amendment No. 16 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 6, 2016, SAMC issued a press release (the "Press Release"), stating, among other things, that the Reporting Persons do not intend to pursue a consent solicitation at this time as a result of the Issuer's disclosure that its Board is working with J.P. Morgan as it continues to evaluate all options to create shareholder value. The Reporting Persons intend to continue to monitor developments at the Issuer.

The Press Release is attached hereto as Exhibit 18. The description of the Press Release contained in this response to Item 4 is qualified in its entirety by reference to the Press Release, which is incorporated herein by reference.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

18	Press Release, dated December 6, 2016.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 6, 2016

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell

CUSIP No. 096761101	SCHEDULE 13D/A	Page 10 of 10 Pages

Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell